SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: February 2, 2015

List of materials

Documents attached hereto:

i) Press release Announcing Sony Increases Production Capacity for Stacked CMOS Image Sensors

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 15-009E
February 2nd 2015

Sony Increases Production Capacity for Stacked CMOS Image Sensors

~ Sony bolsters total production capacity for image sensors to approximately 80,000 wafers per month, in order to reinforce its supply capability for smartphones ~

Sony Corporation (“Sony”) announces that it plans to invest in Sony Semiconductor Corporation (“Sony Semiconductor”) in the fiscal year ending March 31, 2016 (“FY15”) in order to increase its production capacity for stacked CMOS image sensors*1. Sony Semiconductor  also plans to reorganize and optimize its production sites as it accelerates the shifting of resources to the image sensor business.

This investment is intended primarily to augment production facilities used in the mastering and layering processes*2 for stacked CMOS image sensors, specifically at Sony Semiconductor’s Nagasaki Technology Center (“Nagasaki TEC”), Yamagata Technology Center (“Yamagata TEC”), and Kumamoto Technology Center (“Kumamoto TEC”).

With this investment, Sony plans to increase total production capacity for image sensors from its current level of approximately 60,000 wafers per month to approximately 80,000 wafers per month*3 by the end of June, 2016. Previously, as a mid to long range target, Sony had aimed to raise its total production capacity for image sensors to approximately 75,000 wafers per month.   To facilitate this increased production, Sony has continued to augment production facilities at each site, and it established Yamagata TEC in March 2014. Through this investment, Sony will exceed its previous target ahead of schedule.

The total investment amount is projected to be approximately 105 billion yen, comprising approximately 78 billion yen of investments in Nagasaki TEC, approximately 10 billion yen of investments in Yamagata TEC and approximately 17 billion yen of investments in Kumamoto TEC.

Stacked CMOS image sensors deliver superior image quality and advanced functionality in a compact size. Demand for these image sensors is anticipated to further increase, particularly within the expanding market for mobile devices such as smartphones and tablets. Sony is striving to bolster its production capacity for stacked CMOS image sensors and further strengthen its integrated supply operations in order to reinforce its leading position in the image sensor market.

Sony is also announcing the discontinuation of operations at Sony Semiconductor Oita Technology Center (“Oita TEC”), which is a base for the development and production of high-density semiconductors such as LSIs by the end of March 2016. Oita TEC began in 1984 as a production site for memory packaging, but in recent years its primary focus has shifted to the development and production of advanced packaging for LSIs used in game consoles. This decision to cease operations at Oita TEC was necessitated by the changing business landscape. Oita TEC’s approximately 220 employees are scheduled to be transferred to other sites engaged in the production of image sensors or to other Sony Semiconductor sites that will take over some of the operations of Oita TEC.

*1: CMOS image sensors in a stacked structure that layer the pixel section containing back-illuminated structure pixels onto semiconductor chips containing the circuit for signal processing, in contrast to the supporting substrates used in conventional back-illuminated CMOS image sensors.
*2: The mastering process refers to the manufacture of photodiodes and wiring processes for stacked CMOS image sensors. The layering process refers to the layering of semiconductor chips containing back-illuminated structure pixels on top of semiconductor chips containing the circuit for signal processing.
*3: This total production capacity (300mm wafer basis) includes the output of foundry operations to which Sony outsources a part of the manufacturing process. For the purposes of calculating total production capacity, the capacity of 200mm wafer production lines at the Kagoshima Technology Center and Nagasaki TEC are converted into equivalent amounts in terms of 300mm wafer production.

Nagasaki Technology Center	Kumamoto Technology Center

Yamagata Technology Center

Overview of Investment

Purpose:	To bolster production capacity in order to meet growing demand for stacked CMOS image sensors

Sites:	Sony Semiconductor Corporation Nagasaki TEC (Isahaya City, Nagasaki Prefecture), Yamagata TEC (Tsuruoka City, Yamagata Prefecture), Kumamoto TEC (Kikuchi District, Kumamoto Prefecture)

Details:	● Nagasaki TEC Fab 2 facility: augment production facilities for stacked CMOS image sensors (mastering, layering, and further downstream processes)

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● Yamagata TEC and Kumamoto TEC: augment production facilities for stacked CMOS image sensors (mastering process)

Amount:	Approximately 105 billion yen (projected)

<Breakdown>	● To be invested in FY15: Approximately 105 billion yen (approximately 78 billion yen in Nagasaki TEC, approximately 10 billion yen in Yamagata TEC, and approximately 17 billion yen in Kumamoto TEC)

●Basic information about Sony Semiconductor Corporation
http://www.sony-semiconductor.co.jp/company/enkaku

●List of Production Sites
http://www.sony-semiconductor.co.jp/company/kyoten

*For media inquiries:	Sony Corporation
Corporate Communications & CSR Department
TEL: +81-3-6748-2200

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